SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34656

July 29, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July 2022. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for

an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

August 23, 2022, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Infinity Long/Short Equity Fund, LLC [File No. 811-23297]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2021, and March 28, 2022, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on May 12, 2022, and amended on July 12, 2022.

Applicant's Address: joshua.deringer@faegredrinker.com.

PFM Funds [File No. 811-04933]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Government Obligations Fund, a series of First American Funds, Inc., and on December 20, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $538,205 incurred connection with the reorganization were paid by the applicant, the applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on June 28, 2022.

Applicant's Address: HESSD@pfmam.com.

PIMCO Dynamic Credit & Mortgage Income Fund [File No. 811-22758]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO Dynamic Income Fund, and on December 10, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $2,990,379 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on January 3, 2021.

Applicant's Address: david.sullivan@ropesgray.com.

PIMCO Income Opportunity Fund [File No. 811-22121]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PIMCO Dynamic Income Fund, and on December 10, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $482,768 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on January 3, 2021.

Applicant's Address: david.sullivan@ropesgray.com.

Pioneer Income Opportunities Trust [File No. 811-23486]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on February 9, 2022, and amended on June 10, 2022.

Applicant's Address: jeremy.kantrowitz@morganlewis.com.

Value Line Tax Exempt Fund, Inc. [File No. 811-03904]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 25, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $139,000 incurred in connection with the liquidation were paid by the applicant and the applicant's investment advisor.

Filing Dates: The application was filed on April 20, 2022, and amended on June 29, 2022.

Applicant's Address: info@vlfunds.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


J. Matthew DeLesDernier
Deputy Secretary
